May 10, 2016

Mr. Eric McPhee

Staff Accountant

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	Equity One, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 001-13499

Dear Mr. McPhee:

On behalf of Equity One, Inc. (the “Registrant”), please find our response to the comment letter dated May 2, 2016 received from the staff of the Division of Corporation Finance (the “Staff”) regarding the Registrant’s Form 10-K for the year ended December 31, 2015, filed February 26, 2016 (the “10-K”).

Please note that for the Staff’s convenience we have recited the Staff’s comment and provided the Registrant’s response to the comment immediately thereafter.

Form 10-K for the year ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

2016 Outlook, page 37

Staff Comment:

1.	In future filings, when presenting a forecasted non-GAAP financial measure, please provide a reconciliation of that measure to the most directly comparable GAAP financial measure. Please additionally provide this disclosure in future Item 2.02 Form 8-K filings.

Company Response:

We acknowledge the Staff’s comment and to the extent we present a forecasted non-GAAP financial measure in future filings, we will provide a reconciliation of that measure to the most directly comparable GAAP financial measure to the extent that such reconciliation can be made available without unreasonable effort. We will also provide this disclosure to the extent applicable in future Item 2.02 Form 8-Ks that are furnished. With respect to the guidance included in our earnings release dated February 24, 2016 that was furnished by the Company under Item 2.02 of Form 8-K, we note that we have included a reconciliation of our Recurring FFO per share guidance to the most directly comparable GAAP measure. We have not included reconciliations of the “key assumptions” on which our Recurring FFO per share guidance was based, which included an assumption regarding the increase in our same-property net operating income (“SS NOI”). We do not believe that Regulation G or Form 8-K requires a reconciliation of stated assumptions that underlie earnings guidance (as opposed to the guidance itself), as such assumptions do not constitute non-GAAP financial measures. These assumptions are not numerical measures of our future financial performance, but rather are inputs into our guidance model that may be important to investors in order for them to fully understand the basis on which the stated guidance is presented.

As requested, this confirms on behalf of the Registrant that:

•	the Registrant understands that it is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	the Registrant understands that staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to these filings; and

•	the Registrant understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at (212) 796-1747.

Sincerely,

/s/ Matt Ostrower
Chief Financial Officer